[MORGAN LEWIS & BOCKIUS LETTERHEAD]

Ryan F. Helmrich*
202.739.5498
rhelmrich@morganlewis.com
*Admitted in Pennsylvania and New Jersey only


January 7, 2005

Kim Browning, Esq.
Larry Greene, Esq.
Houghton R. Hallock, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: THE ADVISORS' INNER CIRCLE FUND (FILE NOS. 33-42484 AND 811-06400); THE ADVISORS' INNER CIRCLE FUND II (FILE NOS. 33-50718 AND 811-07102) AND THE MDL FUNDS (FILE NOS. 333-50032 AND 811-10207) (EACH A "TRUST" AND COLLECTIVELY, THE "TRUSTS")
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Dear Ms. Browning and Messrs. Greene and Hallock:

This letter responds to our telephone conversation with Ms. Browning and Mr. Greene on December 20, 2004, in which you raised a number of comments concerning the Schedule 14A, notice, proxy statement and voting instruction forms ("Proxy Materials") for the Meeting of Shareholders of the Trusts scheduled to be held on February 18, 2005. Each of your comments and our response to each comment is set forth below. In addition, we have enclosed revised Proxy Materials, which will be filed with the Commission under separate cover.

1. Comment: In the Notice of Special Meeting to Shareholders, please confirm that the last paragraph will be in bold text.

     Response: The text will be in bold face font.

2. Comment: In the table under the heading "INFORMATION REGARDING TRUSTEES," please indicate the type of business of each trustee's employer, when not clear from its name.

     Response: Where the principal business of a company is not implicit in its name, we have included such information.

3. Comment: In the table under the heading "COMPENSATION OF TRUSTEES AND OFFICERS," and in the table under "OWNERSHIP OF FUND SECURITIES," indicate whether each trustee is interested or independent.

     Response: We have made the requested change.

4. Comment: In the discussion of the committees of the Board of Trustees and their members, please indicate whether each member is interested or independent.

     Response: We have made the requested changes.

5. Comment: Please add disclosure to clarify each Trust's relationship, if any, with the other investment companies mentioned in the Trusts' Nominating Committee Charter.

     Response: We have made the requested change by adding the following paragraph under the heading "INFORMATION REGARDING TRUSTEES AND NOMINEES."

         The persons currently serving as Trustees of the Trust additionally serve in the same capacity for three other Trusts operating as investment companies: [The Advisors' Inner Circle Fund, The Advisors' Inner Circle Fund II, The MDL Funds and Expedition Funds]. If elected by shareholders, the nominees would serve in the same capacity for the Trust, and are expected to serve as Trustees of these other Trusts, subject to election by shareholders of each other Trust, respectively. Because of the common membership of each of these Trust's respective Board of Trustees, regular meetings of the Board of Trustees are held jointly for these Trusts to tend to the business of each respective Trust. However, other than sharing the same administrator and distributor and having the same members on each Trust's Board of Trustees, the Trusts have no relationship with each other.

6. Comment: Please provide the completed accounting fees information and trustees' ownership of fund securities information prior to filing the definitive proxy statement.

     Response: The requested information is attached.

7. Comment: Under the heading "SUBMISSION OF SHAREHOLDER PROPOSALS," please discuss whether and how much notice is necessary from shareholders who wish to add a proposal at the special meeting of shareholders.

     Response: Shareholder proposals may be submitted for consideration at future meetings. The current disclosure provides that shareholders may submit a written proposal to the Trust for inclusion in a future proxy statement. Accordingly, we believe the current disclosure is sufficient.

8. Comment: Under the heading "SUBMISSION OF SHAREHOLDER PROPOSALS," please discuss whether there are specific procedures for the submission of nominees by shareholders.

     Response: This information is discussed under the heading "NOMINATING COMMITTEE." Under "SUBMISSION OF SHAREHOLDER PROPOSALS," we have added a cross-reference to the "NOMINATING COMMITTEE" section of the proxy statement.

9. Comment: Please disclose whether a potential Nominee's willingness to sit as a member of other boards of trustees administered by SEI was a factor in the Board's decision to recommend a particular Nominee.

     Response: We have made the requested change by adding this disclosure under the heading "BOARD APPROVAL OF THE ELECTION OF TRUSTEES."

10. Comment: Under the heading "ADJOURNMENT," disclose how the persons named as proxies will vote on a motion for adjournment with respect to abstentions and broker non-votes.

     Response: We have made the requested change.


11. Comment: In the form of proxy, please clarify the proposal that is referred to by the second paragraph.

     Response:  We have made the requested change.

12. Comment: In the form of proxy, please confirm that the second paragraph will be in bold text.

     Response:  The text will be in bold face font.

13. Comment: In the discussion of expenses, please disclose whether any solicitor will be used, and if so, who will bear the costs of such solicitation.

     Response: We have confirmed that no solicitor will be used.

14. Comment: For The MDL Funds proxy statement only, please clarify how expenses will be allocated (please see the heading "EXPENSES").

     Response:  We have made the requested change.

I hereby acknowledge on behalf of each Trust that: (i) each Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) each Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5498.


Sincerely,

/s/ Ryan F. Helmrich

Ryan F. Helmrich

Enclosures

c:       John M. Ford, Esq.
         Kathleen M. Macpeak, Esq.
         Sean Graber, Esq.
         Holly Hunter-Ceci, Esq.
         James Ndiaye, Esq.
         Laurie Brooks